

July 1, 2020

Brian L. MacNeal
Chief Financial Officer
Armstrong World Industries, Inc.
2500 Columbia Avenue
Lancaster, Pennsylvania 17603

> Re: **Armstrong World Industries, Inc.**
> **Form 10-K for the Year Ended December 31, 2019**
> **Response dated June 4, 2020**
> **File No. 001-02116**

Dear Mr. MacNeal:

We have reviewed your June 4, 2020 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 11, 2020 letter.

Form 10-K for Fiscal Year Ended December 31, 2019

Financial Statements
Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Revision of Previously Issued Financial Statements, page 44

1. We have considered your analysis to prior comment 1 in your response letter dated April 15, 2020. Given the quantitative significance of the error to net earnings, among other factors, we disagree with the company's conclusion that the error was immaterial. Accordingly, we have concluded the financial statements for the fiscal year ended December 31, 2017 are materially misstated and an Item 4.02 Form 8-K should have been filed. Please file an Item 4.02 Form 8-K and, upon resolution of our comment below on internal controls, amend your 2019 Form 10-K to:

- label the financial statements for the fiscal year ended December 31, 2017 as restated;
- revise your discussion in Note 2 to identify the error as material; and
- revise your disclosures to address the effect of the identified material weakness on your prior conclusions that internal control over financial reporting and disclosure controls and procedures were effective in past periodic reports.

<u>Item 9A - Controls and Procedures, page 87</u>

2. We note your response to prior comment 2 in your response letter dated June 4, 2020. Based on our telephone conversation on June 30, 2020, we understand a control deficiency exists related to the design of the controls for the Knauf transaction since they were not subject to review before the operation of the controls. Please explain whether similar design deficiencies (i.e., wherein the control design was not subject to review) exist in other control areas. Also, please provide your assessment of whether the control deficiency was remediated as of December 31, 2019. Lastly, since the control deficiency resulted in a material misstatement, please provide draft disclosure of the material weakness that would be included in the amended 10-K for the fiscal year ended December 31, 2019.

You may contact Heather Clark, Staff Accountant, at 202-551-3624 or Melissa Raminpour, Accounting Branch Chief, at 202-551-3379 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing